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                                                                 EXHIBIT (a)(10)

GANNETT SUBSIDIARY COMPLETES TENDER OFFER FOR CENTRAL NEWSPAPERS INC.

APPROXIMATELY 98.1% OF SHARES OF CLASS A STOCK AND 99.9% OF CLASS B STOCK
RECEIVED



FOR IMMEDIATE RELEASE                                   Tuesday, August 1, 2000

       ARLINGTON, VA - Gannett Co., Inc. (NYSE: GCI) announced today that a Gannett subsidiary, Pacific and Southern Indiana Corp., completed its cash tender offer for the outstanding Class A Common Stock and Class B Common Stock of Central Newspapers, Inc.

       Effective today, Gannett has assumed control of Central's operations and Douglas H. McCorkindale, President and Chief Executive Officer of Gannett, has been named President and Chief Executive Officer of Central Newspapers. In addition, Gary L. Watson, Larry F. Miller, Gracia C. Martore, Thomas L. Chapple and Christopher W. Baldwin have been elected to serve as Vice President, Vice President, Treasurer, Secretary and Assistant Treasurer of Central, respectively. In addition, Gannett executives John J. Curley, McCorkindale, Miller, Chapple and Watson have been appointed to the Board of Directors of Central to fill the vacancies due to the resignations of L. Ben Lytle, Kathryn
L. Munro, Myrta J. Pulliam, Frank E. Russell and Richard Snell.

       The tender offer expired at 12:00 midnight, New York City time, on Monday, July 31, 2000. Based on preliminary information, a total of 32,090,131 shares of Class A Stock (including 1,714,815 shares of Class A Stock subject to guaranteed delivery), representing approximately 98.1% of the outstanding Class A Stock of Central, and a total of 55,284,735 shares of Class B Stock (including 49,990 shares of Class B Stock subject to guaranteed delivery), representing approximately 99.9% of the outstanding Class B Stock of Central, were validly tendered prior to the expiration of the offer and not withdrawn. All such shares have been accepted for purchase in accordance with the terms of the offer.

       Under the terms of the merger agreement among Central Newspapers, Gannett and the Gannett subsidiary announced on June 28, 2000, Gannett will complete its acquisition of Central Newspapers by effecting a merger of the Gannett subsidiary into Central Newspapers under Indiana law, in which the remaining outstanding shares of Central's Class A Stock and Class B Stock held by persons other than Gannett or Central Newspapers will be converted into the right to receive $64.00 and $6.40 per share, respectively. The merger is expected to be completed shortly.

       Gannett Co., Inc. is an international news and information company that now publishes 99 daily newspapers in the USA, including USA TODAY, the nation's largest-selling daily newspaper. The company also owns in excess of 200 non-daily publications and USA WEEKEND, a weekly newspaper magazine. In the United Kingdom, Gannett subsidiary Newsquest plc publishes nearly 300 titles, including 15 daily newspapers. In July, Gannett acquired 19 daily newspapers and related publications from Thomson Newspapers, Inc. Gannett also operates 22 television stations and is an


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Internet leader with sites sponsored by most of its TV stations and newspapers including USATODAY.com, one of the most popular news sites on the Web.

       Central Newspapers is a media and information company. Through its flagship newspapers The Arizona Republic and The Indianapolis Star, Central publishes the only major dailies in the greater Phoenix metropolitan area and central Indiana, and also operates those markets' leading local Internet portals, azcentral.com in Arizona and indy.com in Indianapolis. Central also owns and operates several smaller newspapers as well as other related media and information businesses, including 23% of BrassRing, Inc.

       This release contains forward looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those projected in such statements. Potential risks and uncertainties include, but are not limited to, satisfaction of the conditions to closing and Gannett's ability to integrate Central Newspapers operations and achieve the anticipated synergies of the transaction. The parties are required to file documentation with the Securities and Exchange Commission concerning the transaction. WE URGE INVESTORS TO READ THE SCHEDULE TO, THE SCHEDULE 14D-9 AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the documents filed by Gannett or Central with the Commission at the Commission's web site at www.sec.gov. In addition, documents filed with the SEC by Gannett or Central will be available free of charge by directing a request to the Secretary of Gannett at 1100 Wilson Boulevard, Arlington, VA 22234 and the Secretary of Central at 200 E. Van Buren Street, Phoenix, AZ 85004, respectively.

For more information:
Tara Connell
Office of Public Affairs
Gannett Co., Inc.
1100 Wilson Blvd. Arlington, Va. 22234
(703) 284-6038 or 6049
tconnell@GCI1.gannett.com

or

Mimi Feller
Sr. V.P. of Public Affairs
and Government Relations
(703) 284-6046





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